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Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-225266
June 27, 2018

Uxin Limited

        Uxin Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. The Registration Statement was declared effective by the SEC on June 26, 2018.

        Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649, Goldman Sachs & Co. LLC. toll-free at 1-866-471-2526, J.P. Morgan Securities LLC toll-free at 1-866-803-9204 (calling these numbers is not toll-free outside the United States),China International Capital Corporation Hong Kong Securities Limited at 1-646-794-8800 and China Renaissance Securities (Hong Kong) Limited at 852-2287-1600 . You may also access the Company's most recent prospectus dated June 22, 2018, which is included in Amendment No. 3 to the Company's registration statement on Form F-1, as filed with the SEC via EDGAR on June 22, 2018, or Amendment No. 3, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1729173/000104746918004702/a2236020zf-1a.htm

I.     OFFERING

        On June 27, 2018, the registered public offering of an aggregate of 25,000,000 American depositary shares ("ADSs"), each representing three Class A ordinary shares of the Company, by the Company was priced at US$9.00 per ADS. The number of ordinary shares outstanding immediately after this offering is 877,180,394 (or 888,430,394 ordinary shares if the underwriters exercise their over-allotment option in full).

II.    USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$205.1 million, or approximately US$236.5 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, as well as net proceeds of approximately US$173.1 million from the concurrent private placement, after deducting the placement fee payable by us.

        The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering and the concurrent private placement of convertible notes as follows:

  •
  approximately US$70 million for improving our transaction service capabilities;

  •
  approximately US$70 million for research and development; and

  •
  the balance for general corporate purposes, including funding potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

        The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering and the concurrent private placement of convertible notes. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering and the concurrent private placement of convertible notes. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering and the concurrent private placement of convertible notes differently than as described in this prospectus. See "Risk Factors—Risks Related to the ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and the concurrent private placement of convertible notes and we may use these proceeds in ways with which you may not agree."

III.  FOUNDER'S SHAREHOLDING

        Immediately prior to this offering, Mr. Kun Dai, the Company's founder, chairman and chief executive officer, beneficially owns 198,051,470 of the Company's ordinary shares on an as-converted basis, or 24.9% of the total number of the Company's ordinary shares on an as-converted basis outstanding immediately prior to this offering. A total of 99,413,843 ordinary shares on an as-converted basis are attributable to Mr. Kun Dai through his ownership interests in Xin Gao Group Limited, Gao Li Group Limited, Kingkey New Era Auto lndustry Limited, Kingkey New Era Auto lndustry Global Limited and BOCOM lnternational Supreme lnvestment Limited, representing approximately 12.5% of our total ordinary shares on an as-converted basis immediately prior to this offering.

        Immediately after this offering, Mr. Kun Dai will beneficially own 150,215,750 of the Company's Class A ordinary shares and 40,809,871 of the Company's Class B ordinary shares. Together with his shared investment power and voting power, assuming no exercise by the underwriters of their over-allotment option, Mr. Kun Dai will beneficially own 21.8% of the total number of the Company's ordinary shares and will be able to exercise 44.9% of the aggregate voting power, immediately after this offering. A total of 92,387,994 ordinary shares on an as-converted basis are attributable to Mr. Kun Dai through his ownership interests in Xin Gao Group Limited, Gao Li Group Limited, Kingkey New Era Auto lndustry Limited, Kingkey New Era Auto lndustry Global Limited and BOCOM lnternational Supreme lnvestment Limited, representing approximately 10.5% of our total ordinary shares on an as-converted basis immediately after this offering assuming no exercise by the underwriters of their over-allotment option.

IV.    SUMMARY CONSOLIDATED BALANCE SHEETS DATA ON AN ACTUAL BASIS, A PRO FORMA BASIS AND A PRO FORMA AS ADJUSTED BASIS

        The following table presents the Company's summary consolidated balance sheets data as of December 31, 2016 and 2017 and March 31, 2018:

	As of December 31,			As of March 31,		As of March 31,		As of March 31,
	2016	2017		2018		2018		2018
	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except for share number)
	Actual	Actual		Actual		Pro forma(1)		Pro forma as adjusted(2)(3)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	332,259	291,973	44,684	1,219,755	193,978	1,219,755	193,978	3,598,200	572,224
Restricted cash	705,854	1,617,230	247,502	1,840,730	292,732	1,840,730	292,732	1,840,730	292,732
Advance to sellers	45,774	246,287	37,692	251,000	39,917	251,000	39,917	251,000	39,917
Financial lease receivables, net	413,462	438,693	67,138	342,063	54,398	342,063	54,398	342,063	54,398
Total assets	2,317,979	5,298,913	810,951	6,562,772	1,043,680	5,915,865	940,801	8,294,310	1,319,047

Convertible notes	—	—	—	—	—	—	—	1,088,627	173,125
Short-term borrowings	204,068	426,783	65,315	498,448	79,268	498,448	79,268	498,448	79,268
Guarantee liabilities	76,325	173,907	26,615	191,290	30,421	191,290	30,421	191,290	30,421
Derivative liabilities	654,511	1,596,424	244,319	1,987,356	316,050	—	—	—	—
Total liabilities	1,986,194	5,059,894	774,372	5,627,159	894,889	3,639,803	578,839	4,728,430	751,964

Total Mezzanine equity	4,775,637	8,420,644	1,288,703	10,644,521	1,692,804	—	—	—	—
Total shareholders' (deficit)/equity	(4,443,852)	(8,181,625)	(1,252,124)	(9,708,908)	(1,544,013)	2,276,062	361,962	3,565,880	567,083
Number of outstanding ordinary shares	49,318,860	49,318,860	49,318,860	49,318,860	49,318,860	797,180,394	797,180,394	877,180,394	877,180,394

(1)
The pro forma columns in the consolidated balance sheets data table above reflect (i) the automatic conversion of all of the Company's issued and outstanding preferred shares into 755,082,770 Class A ordinary shares on a one-for-one basis and as such the derivative liabilities related to the bifurcated conversion features of the Company's preferred shares, in the amount of RMB1,817.2 million (US$289.0 million) as of March 31, 2018, will automatically become shareholders' equity upon completion of this offering, (ii) the issuance of 13,026,713 Class A ordinary shares upon the conversion of Fairlubo shares held by certain Fairlubo shareholders upon completion of this offering, at the initial public offering price of US$9.00 per ADS, see "Description of Share Capital—Securities of Fairlubo Auction Company Limited that are convertible into securities of Uxin Limited", and the derivative liabilities amounting to RMB170.2 million (US$27.1 million) as of March 31, 2018, in relation to the share swap and redemption features of the redeemable non-controlling interests will become shareholders' equity; (iii) the grant of 17,742,890 restricted shares to Xin Gao Group Limited on May 14, 2018, which shall become vested upon completion of this offering, and (iv) the surrender of 30,964,990 shares by Xin Gao Group Limited for the repayment of outstanding loans owed to us as at March 31, 2018 and 7,025,849 additional shares held by Xin Gao Group Limited, one of the Company's shareholders controlled by Mr. Kun Dai, the Company's founder, chairman and chief executive officer, will be further redeemed and canceled immediately prior to the completion of this offering, pursuant to the adjustment mechanism adopted in connection with the share surrender and loan settlement arrangement between Mr. Kun Dai and the Company, at the initial public offering price of US$9.00 per ADS.

(2)
The pro forma as adjusted columns in the consolidated balance sheets data table above reflect (i) the automatic conversion of all of the Company's issued and outstanding preferred shares into 755,082,770 Class A ordinary shares on a one-for-one basis and as such the derivative liabilities related to the bifurcated conversion features of the Company's preferred shares, in the amount of RMB1,817.2 million (US$289.0 million) as of March 31, 2018, will automatically become shareholders' equity upon completion of this offering; (ii) the issuance of 13,026,713 Class A ordinary shares upon the conversion of Fairlubo shares held by certain Fairlubo shareholders upon completion of this offering, at the initial public offering price of US$9.00 per ADS,, see "Description of Share Capital—Securities of Fairlubo Auction Company Limited that are convertible into securities of Uxin Limited", and the derivative liabilities amounting to RMB170.2 million (US$27.1 million) as of March 31, 2018, in relation to the share swap and redemption features of the redeemable non-controlling interests will become shareholders' equity; (iii) the grant of 17,742,890 restricted shares to Xin Gao Group Limited on May 14, 2018, which shall become vested upon completion of this offering; (iv) the surrender of 30,964,990 shares by Xin Gao Group Limited for the repayment of outstanding loans owed to us as at March 31, 2018 and 7,025,849 additional shares held by Xin Gao Group Limited will be further redeemed and canceled immediately prior to the completion of this offering, pursuant to the adjustment mechanism adopted in connection with the share surrender and loan settlement arrangement between Mr. Kun Dai and the Company, at the initial public offering price of US$9.00 per ADS, (v) the exercise of vested stock options (including accelerated vesting to certain stock options) by one of the Company's executive officers to acquire total 5,000,000 ordinary shares of the Company on May 25, 2018, and (vi) the sale of 75,000,000 Class A ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$9.00 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise over-allotment option, and (vii) the net proceeds of US$173.1 million from the issuance of convertible notes to certain third party investors, which shall be consummated concurrently with the closing of this offering. The investors may elect to convert their respective convertible notes into Class A ordinary shares from the 181st day after the date of this prospectus, see "Prospectus Summary—The Offering."

(3)
Assuming no exercise by the underwriters of their over-allotment option.

V. DILUTION

        If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Without taking into account any other changes in net tangible book value after March 31, 2018, other than to give effect to (i) the automatic conversion of all of the Company's issued and outstanding preferred shares into 755,082,770 Class A ordinary shares on a one-for-one basis and as such the derivative liabilities related to the bifurcated conversion features of the Company's preferred shares, in the amount of RMB1,817.2 million (US$289.0 million) as of March 31, 2018, will automatically become shareholders' equity upon completion of this offering, (ii) the issuance of 13,026,713 Class A ordinary shares upon the conversion of Fairlubo shares held by certain Fairlubo shareholders upon completion of this offering, at the initial public offering price of US$9.00 per ADS, and the derivative liabilities amounting to RMB170.2 million (US$27.1 million) as of March 31, 2018, in relation to the share swap and redemption features of the redeemable non-controlling interests will become shareholders' equity; (iii) the grant of 17,742,890 restricted shares to Xin Gao Group Limited on May 14, 2018, which shall become vested upon completion of this offering, (iv) the surrender of 30,964,990 shares by Xin Gao Group Limited for the repayment of outstanding loans owed to us as at March 31, 2018 and 7,025,849 additional shares held by Xin Gao Group Limited will be further redeemed and canceled immediately prior to the completion of this offering, pursuant to the adjustment mechanism adopted in connection with the share surrender and loan settlement arrangement between Mr. Kun Dai and the Company, at the initial public offering price of US$9.00 per ADS, (v) the exercise of vested stock options (including accelerated vesting to certain stock options) by one of the Company's executive officers to acquire total 5,000,000 ordinary shares of the Company on May 25, 2018, and (vi) the sale of 75,000,000 Class A ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$9.00 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise over-allotment option, the Company's pro forma as adjusted net tangible book value as of March 31, 2018 would have been US$550.88 million, or US$0.63 per ordinary share and US$1.89 per ADS. This represents an immediate decrease in net tangible book value of US$2.06 per ordinary share and US$6.18 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$2.37 per ordinary share and US$7.11 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Initial public offering price	US$	3.00	US$	9.00
Net tangible book value as of March 31, 2018	US$	2.69	US$	8.07
Pro forma net tangible book value after giving effect to (i) automatic conversion of preferred shares, (ii) issuance of Class A ordinary shares upon the conversion of Fairlubo shares, (iii) restricted shares granted to Xin Gao Group Limited and (iv) surrender of shares by Xin Gao Group Limited.	US$	0.43	US$	1.29
Pro forma as adjusted net tangible book value after giving effect to (i) automatic conversion of preferred shares, (ii) issuance of Class A ordinary shares upon the conversion of Fairlubo shares, (iii) restricted shares granted to Xin Gao Group Limited, (iv) surrender of shares by Xin Gao Group Limited, (v) acceleration of vesting and exercise of options and (vi) this offering.	US$	0.63	US$	1.89
Amount of dilution in net tangible book value to new investors in this offering	US$	2.37	US$	7.11

        The following table summarizes, on a pro forma as adjusted basis as of March 31, 2018, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Class A Ordinary Shares Purchased
			Total Consideration
						Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	802,180,394	91.4%	US$	1,319,669,303	85.4%	US$	1.65	US$	4.95
New investors	75,000,000	8.6%	US$	225,000,000	14.6%	US$	3.00	US$	9.00

Total	877,180,394	100.0%	US$	1,544,669,303	100.0%

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